UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(March 23, 2010)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Diversinet Expands Mobile Healthcare Focus

2.

Press Release - Diversinet’s New MobiSecure® SMS Provides Healthcare Organizations WithSecure and Protected SMS Communications

3.

Press Release - Diversinet Extends Reach of Mobile Healthcare Information With New Product Release Targeting Healthcare Organizations

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: March 23, 2010

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Expands Mobile Healthcare Focus

Company Provides a Connected and Protected Healthcare Solution

For Patients, Healthcare Providers and Payers

Toronto – March 23, 2010 – Leveraging years of development in secure applications for the mobile world, Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) is increasing its focus on secure mobile healthcare, the company announced today at CTIA Wireless 2010.

“We will now concentrate on expanding our development of applications that securely connect people with their healthcare information, providers and payers – in a protected manner anytime, anywhere,” said Albert Wahbe, Diversinet chairman and CEO.

Elements of the company’s new healthcare strategy include:

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Introducing new products and product enhancements matched to the needs of the mHealth industry.

o

MobiSecure® SMS, a new product that enables healthcare providers to exchange sensitive information instantly with patients via any mobile device in a secure and trusted environment. The product is targeted for telemedicine and provider case/disease management.

o

MobiSecure Wallet and Vault R4.0, with advanced personalization tools, such as over-the-air (OTA) branding and new mobile software development kits (SDKs). This product, announced today, enables healthcare providers to quickly launch branded versions for their patients/members, allowing access to critical and sensitive health information.

o

Bluetooth® connectivity to medical diagnostic devices through MobiSecure Wallet and Vault. Planned for release in the second half of this year, this feature will allow collection of additional medical information, reduce user errors, and increase the reliability of data received.

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Creating customized portals to support mobile health applications for physicians and healthcare providers, such as the Mihealth family health project in Canada to deliver better care at lower cost.

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Expanding Diversinet’s network of healthcare partners and introducing an expanded trial program for potential new healthcare partners through a model that offers companies trials with minimal commitment.

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Retaining Comunicano, Inc., a leading strategic communications agency, to develop and deliver a comprehensive communications program for the new direction. Diversinet also recently engaged Connected Health Strategies to support business development in the United States and globally.

“Our mobile expertise puts us in a position to meet the growing demand for secure application solutions in the healthcare industry,” Wahbe said. “We have invested more than $80 million in our MobiSecure technology platform over the last 13 years and have built up a significant patent portfolio. Given government and industry mandates to move to a more efficient and effective electronic system of healthcare information management, we believe this is the ideal time to focus our solutions on healthcare providers, payers and patients.”

“We have extended our pilot of our Mihealth system from Diversinet based on patients’ and physicians’ very positive response to how it is linking patients, physicians and clinical workers,” said Dr. Wendy Graham, a lead physician with North Bay’s Family Health Team in Canada. “Mihealth is enhancing patient engagement, awareness and participation in their care, as well as helping us improve relationships with patients while streamlining practice management.”

mHealth Market Fit

Diversinet’s solutions are highly tailored to the unique needs of the healthcare system, including regulatory requirements concerning patient information privacy such as HIPAA. Diversinet’s technology delivers versatility within a complete range of offerings.

The company stands out in providing:

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Strong mobile security, encryption, two-factor authentication for servers and clients, and digital certificates

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Extensive device coverage, spanning all leading mobile devices and platforms

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Breadth of solutions, from secure messaging to complex health transactions

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Support for both patient-entered and physician-verified records

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Support for various business rules and branding to allow organizations to customize their offerings

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Intercommunication, which supports person-to-server, server-to-person and person-to-person secure communications

Since late 2008, Diversinet has been providing users centralized access to their personal healthcare information, from test results to insurance information, via virtually any mobile device with Internet access. The new SMS product opens doors to the many mobile users without data plans, on a broad range of available wireless devices.

Researchers at the U.S. Army's Telemedicine and Advanced Technology Research Center (TATRC) are using AllOne Mobile technology (that is based on Diversinet’s MobiSecure platform) to determine if wounded warriors have a better recovery if they're in frequent contact with their case managers.

Diversinet’s applications enable patients to securely and easily access and update their information, wherever they may be, whether in the doctor’s office, at the pharmacy, or while traveling. Medical entries can indicate whether they were verified by a physician, ensuring future providers’ willingness to base treatment on the data. Diversinet products have received awards for innovation and for their security solutions for healthcare.

With just a few clicks on a mobile device, patients can use Diversinet’s solutions to access and share with trusted third parties vital information about allergies, medication usage and medical history. The company’s applications can also be used to extend case management, such as reminding people to take their medication or quickly and confidentially interact with health insurance companies and their chosen medical team.

Healthcare providers and payers can quickly customize Diversinet applications to meet their own unique needs. Diversinet technology allows providers to consolidate data from multiple sources into one holistic view. Physicians can use the applications to monitor patients’ treatment compliance and progress, including viewing results from home monitoring devices.

For additional peace of mind, all information and communications are connected and protected by Diversinet’s highly secure architecture, which allows organizations to remain HIPAA compliant.

Growing Market Need

Numerous studies demonstrate the increasing need for access to secure electronic healthcare.

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A 2008 survey by Credant Technologies showed one-third of healthcare professionals store patient data on portable and mobile devices, including USB drives, laptops and mobile phones. But only 39 percent of healthcare organizations report encrypting the data on these devices – devices that can easily end up in the wrong hands.

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In fact, another recent report found that 12,500 mobile devices were left in taxis, and 4,500 USB memory sticks were left in pants pockets sent to dry cleaners during a six-month period last year.

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In the medical field, people have fraudulently received $100,000 procedures based on stolen identities. One study says 10 cents of every healthcare dollar pays for fraudulent activities.

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Numerous studies indicate that telemedicine very effectively reduces costs and offers benefits for patients and healthcare providers.

The use of encryption and authentication technologies gives the healthcare industry a safe, efficient way to connect people, providers and payers with critical information, offering an avenue to effectively meet customers’ needs while reducing the likelihood of costly errors.

Diversinet sees mobile phones as the logical vehicle for providing this service. The number of mobile phone subscriptions worldwide has reached 4.6 billion. Further, the arrival of iPhones and similar products has led consumers to expect more real-time information at their fingertips.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides the healthcare industry with applications that securely connect people with their healthcare information, providers and payers – anyway, anytime and anywhere. Diversinet's reliable, end-to-end MobiSecure platform offers global, secure and cost-effective applications to meet rapidly growing needs for mobile personal health records. Connect with Diversinet Corp. at www.diversinet.com. Healthcare. Connected and Protected.

Editor’s Note: Diversinet will be available for briefings and product demonstrations in Booth # 7028 in the Wireless Health Pavilion at CTIA. Jay Couse, senior vice president, will participate in a panel discussion with “The Wireless Healthcare Leaders” on March 24 from 11 to 12:30 p.m. PDT in Room N262. A Diversinet healthcare solution will also be demonstrated in the semifinal round for the AT&T Open Call-Apps competition for the Android category on March 23 at 2:28 p.m. PDT in Room N213.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties, including the uncertainty of the outcome of the proceedings initiated by AllOne, that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MobiSecure is a registered trademark of Diversinet Corp. All other marks are the property of their respective owners.

Public Relations

Investor Relations

Comunicano, Inc.

Liolios Group, Inc.

Laura Abbott

Ron Both or Geoffrey Plank

203-869-8217

949-292-2624

laura.abbott@comunicano.com

info@liolios.com

Diversinet’s New MobiSecure® SMS

Provides Healthcare Organizations With

Secure and Protected SMS Communications

Secure Mobile Healthcare Information Now Can Be Sent and Received

Via Many Wireless Devices Using Existing SMS Service Providers

Toronto – March 23, 2010 – Healthcare organizations and providers can now exchange sensitive information with customers over mobile devices within a secure and trusted environment using MobiSecure® SMS, a new product introduced today by Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF).

The company is a leading innovator in providing connected and protected healthcare solutions for patients, healthcare providers and payers.

Diversinet, which also today announced plans to expand its focus on secure mobile healthcare, developed MobiSecure SMS to address secure messaging needs within the healthcare industry.

“MobiSecure SMS leverages the popularity and reach of text messaging while meeting security and privacy requirements of healthcare providers, payers and patients,” said Albert Wahbe, Diversinet’s chairman and CEO. “Using state-of-the-art strong authentication and encryption technology and supporting all major mobile platforms, our solution provides users peace of mind while using their existing mobile devices.”

Diversinet’s secure gateway for MobiSecure SMS provides delivery and read-receipt confirmation message status to users, offering assurance that messages have been successfully received by the intended recipient.

Key to MobiSecure SMS is the mobile handset client, a lightweight application that secures communication via any wireless mobile device using the existing SMS infrastructure capability from the mobile operator or service provider. Encryption and strong authentication provide security for both one- and two-way messages meeting regulatory and privacy requirements. A remote access wipe capability enables users to erase sensitive data in the event a mobile device is lost or stolen.

MobiSecure SMS is compatible with global SMS aggregators and modems to ensure that MobiSecure SMS messages are delivered to end users, regardless of handset, carrier, or country specifications. Additional benefits include:

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Convenient over-the-air provisioning of lightweight mobile applications

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Unique authentication using one-time passwords

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PIN protection and idle time auto lock

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Long-message delivery, allowing up to 1,400 characters per message

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Embedded active links within the client for access to third-party Web sites

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Delivery and read confirmation for sent and received messages

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Easy integration with existing customer applications

MobiSecure SMS, currently available for trial and pilot deployments, operates on multiple mobile device platforms, including Java™ phones (J2ME), BlackBerry™, MS Windows Mobile® for Pocket PC, BREW®, iPhone™, and Android™.

For information about pricing, distribution or sales from Diversinet or its worldwide network of reseller agents, visit www.diversinet.com.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides the healthcare industry with applications that securely connect people with their healthcare information, providers and payers – anyway, anytime and anywhere. Diversinet's reliable, end-to-end MobiSecure platform offers global, secure and cost-effective applications to meet rapidly growing needs for mobile personal health records. Connect with Diversinet Corp. at www.diversinet.com. Healthcare. Connected and Protected.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties, including the uncertainty of the outcome of the proceedings initiated by AllOne, that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MobiSecure is a registered trademark of Diversinet Corp. All other marks are the property of their respective owners.

Public Relations

Investor Relations

Comunicano, Inc.

Liolios Group, Inc.

Laura Abbott

Ron Both or Geoffrey Plank

203-869-8217

949-292-2624

laura.abbott@comunicano.com

info@liolios.com

Diversinet Extends Reach of Mobile Healthcare Information

With New Product Release Targeting Healthcare Organizations

MobiSecure® Wallet and Vault R4.0 Adds Personalization Capabilities

And Software Development Kit

Toronto – March 23, 2010 – Healthcare organizations looking to reduce costs and improve patient care by extending their information management to the mobile world can now do so without undergoing extensive product development and testing, while also maintaining feature flexibility, security and branding.

A new major product release announced today by Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), makes this all possible via a highly customizable and virtual turnkey solution.

Diversinet, a leading innovator of secure mobile applications, has introduced Release 4.0 of its MobiSecure® Wallet and Vault, which features new advanced personalization tools ideally suited to heathcare organizations.

“With this major new release of our MobiSecure Wallet and Vault, we are expanding the reach of mobile healthcare information and making it easier and more secure for mobile users to engage with rich content and media on the go,” said Albert Wahbe, Diversinet chairman and CEO.

“In keeping with our increased focus on secure mobile healthcare information sharing technology, this release targets existing large-scale consumer and enterprise mobile application providers. It will be particularly useful for mobile health applications such as personal health records, case and disease management, clinical trials and identity management.”

Diversinet’s MobiSecure Wallet is a downloadable mobile application that facilitates secure two-way communications between users and service providers. It enables users to store and access critical information from a single source “anytime, anywhere,” on their mobile devices. MobiSecure Vault acts as the backend server that supports the Wallet and connects to third-party applications.

Accompanying these products is a new software development kit (SDK) that provides developers tested tools to quickly build new mobile applications without compromising security or data integrity. The SDK includes rich mobile client, security, provisioning and secure communication with backend servers.

The new personalization tools of the MobiSecure Wallet and Vault platform enable organizations to manage content, system hierarchy, application icons and the overall color scheme of the application. These capabilities allow organizations to manage the look and feel of mobile applications, reinforcing brand awareness and maintaining market presence.

Additionally, Wallet users have the ability to personalize text font properties for accessibility; application messages; and general system settings, such as automatically synching data upon application startup.

The SDK speeds the time to market for a wide range of healthcare applications. It enables developers to rapidly create new mobile applications or extend existing PC or server applications to the mobile space securely and efficiently, without the need to design proprietary security, mobile frameworks or tools. The SDK also provides tools for secure provisioning, strong authenticating, securing data storage and synchronization with the MobiSecure Vault server.

Illustrating the flexibility of these product enhancements, Diversinet has already enabled Intersections Inc., a leading provider of identity theft protection services, to privately label the services as IDENTITY GUARD® Total ProtectionSM.

Chip Tsantes, Intersections CTO, said, “MobiSecure Wallet and Vault R4.0 enabled us to independently rebrand our mobile solution on the fly to match our commercial client’s branding requirements.”

MobiSecure-based products are tested extensively on more than 200 mobile devices, including smartphones and feature phones offered by all leading North American wireless operators. The MobiSecure technology works across a wide range of mobile device platforms, including iPhone™, BlackBerry™, Android™, BREW®, Java™-based (J2ME) devices, and devices based on MS Windows Mobile® for Pocket PC. MobiSecure is also is available for PCs and as a Web browser plugin.

MobiSecure Wallet and Vault R4.0 is available now for production deployments. For information about pricing, visit www.diversinet.com.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides the healthcare industry with applications that securely connect people with their healthcare information, providers and payers – anyway, anytime and anywhere. Diversinet's reliable, end-to-end MobiSecure platform offers global, secure and cost-effective applications to meet rapidly growing needs for mobile personal health records. Connect with Diversinet Corp. at www.diversinet.com. Healthcare. Connected and Protected.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties, including the uncertainty of the outcome of the proceedings initiated by AllOne, that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MobiSecure is a registered trademark of Diversinet Corp. All other marks are the property of their respective owners.

Public Relations

Investor Relations

Comunicano, Inc.

Liolios Group, Inc.

Laura Abbott

Ron Both or Geoffrey Plank

203-869-8217

949-292-2624

laura.abbott@comunicano.com

info@liolios.com